Exhibit 2

ELBIT SYSTEMS LTD.

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY SHAREHOLDERS' GENERAL MEETING
TO BE HELD ON MARCH 5, 2013

KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned hereby appoints JOSEPH ACKERMAN and RONIT ZMIRI, and each of them, the true and lawful proxies of the undersigned, with full power of substitution, to vote with respect to all of the undersigned's ordinary shares of ELBIT SYSTEMS LTD. (the "Company"), at the Extraordinary Shareholders' General Meeting of the Company to be held at the Company's offices at the Advanced Technology Center, Haifa, Israel on Tuesday, March 5, 2013, at 3:00 p.m. local time, and at any adjournments, with all power that the undersigned would have if personally present and especially (but without limitation) to vote as follows:

The shares represented by this Proxy will be voted in the manner directed, and if no instructions to the contrary are indicated, will be voted "FOR" the Proposal listed on the reverse side.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ELBIT SYSTEMS LTD.

March 5, 2013

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, Proxy Card
are available at www.elbitsystems.com

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in the envelope provided.↓

ANY PROXIES PREVIOUSLY GIVEN ARE HEREBY REVOKED.
THE UNDERSIGNED HEREBY ACKNOWLEDGE(S) RECEIPT OF THE NOTICE OF SHAREHOLDER’S EXTRAORDINARY GENERAL MEETING AND ACCOMPANYING PROXY STATEMENT.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

			FOR	AGAINST	ABSTAIN
	1.	RE-ELECTION OF DR. YEHOSHUA GLEITMAN FOR AN ADDITIONAL THRRE-YEAR PERIOD AS AN EXTERNAL DIRECTOR	☐	☐	☐
			YES	NO
		Please indicate if you are a controlling shareholder of the Company or have a personal interest in the approval of re-election of Dr. Yehoshua Gleitman for an additional three year period as an External Director (other than a personal interest which is not the result of your relations with a controlling shareholder of the Company).	☐	☐

(Please note: if you do not mark either Yes or No, your shares will not be voted).

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give fulltitle as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.